UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67528

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21**   AND ENDING **12/31/21**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Chicago Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Otis Road
                          (No. and Street)

Barrington	**IL**	**60010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Knoop	**312 739 0100**	sknoop@firstchicagoadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009		3223
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven Knoop, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Chicago Advisors, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tracy L. Morey
Official Seal
Notary Public - State of Illinois
My Commission Expires 01/14/2025

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public

FIRST CHICAGO ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITIONFOR THE
12 MONTHS ENDED DECEMBER 31, 2021

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Chicago Advisors, Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.



AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
March 21, 2022



First Chicago Advisors, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Current Assets

Money Market	$	15,144
Cash		26,753
Total Cash and Equivalents		41,897
Other Current Assets		436

Total Current Assets | 42,333

Fixed Assets

Furniture and equipment
(Net Accumulated Depreciation) 68

Total Assets .... $ 42,401

LIABILITIES & EQUITY

Liabilities

Total Current Liabilities	$	2,166
Total Liabilities	$	2,166
Total Equity	$	40,235
Total Liabilities and Equity	$	42,401

The accompanying notes are an integral part of these statements

FIRST CHICAGO ADVISORS, INC.
Notes to Financial Statements
December 31, 2021

Note 1: Organization and Nature of Business

The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act.

The terms of the Company are perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer with the Securities and Exchange Commission (SEC) and was approved as a member of the National Association of SecuritiesDealers, Inc. (NASD), later known as the Financial Industry Regulatory Authority, Inc. (FINRA), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions, including financial advisory services.

The Company is wholly owned by Steven Knoop.

Note 2: Summary of Significant Accounting Practices

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual basis of accounting. The Company uses the accrual basis of accounting.

Property and equipment. Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income taxes. The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of cash flows. For the purposes of the statement of cash flows, the Company considers only bank and money market accounts to be cash equivalents.

Accounts Receivable: Accounts Receivables are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts. As of December 31, 2021, there were no Accounts Receivables.

Revenue recognition: Fees are earned in accordance with terms of executed contract agreement, typically fixed dollar or percentage of purchase price of closed transaction.Fixed dollar fees are recognized when all conditions are met in accordance with FASB Codification 606 (ASC 606).

Lease Accounting Pronouncements:

The Financial Accounting Standards Board issued *ASU2016-02 Leases*, and several amendments (collectively "ASU2016-2"), which requires leases to recognize assets and liabilities arising from operating leases on the statement of financial condition.

The Company is not a party to any lease agreements.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital"equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2021,the Company had excess net capital requirements of $34,427, which includes $303 money market haircuts included in the December 31, 2021, amended focus report. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4: Employee Benefit Plan

The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service. No contributions were made for the year ended December 31, 2021.

Note 5: Risk Concentration:

The Company has been in existence since 2005, serving a numerous variety of clients and is operated by an individual with over 35 years of experience in the industry.

Note 6: Exemption from SEC Rule 15c3-3

The Company is solely engaged in two types of business, i.e mergers and acquisitions advisory services and private placements. The Company does not carry or hold customer funds or securities and does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 issued by SEC staff. The Firm represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Note 7: Recent Accounting Pronouncements

Effective January 1, 2019, the Company recognizes its revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this guidance did not have a material impact on our financial statements.

There were no other new accounting pronouncements relevant for the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

Note 8: Related Party Transactions

During the year ended December 31, 2021, the Company received Shareholder's additions of $60,318 from its related party.

During the year ended December 31, 2021, the Company paid salaries to two of its related parties amounting to $24,000. Note 9: Risk and Uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

Note 10: Subsequent Events

According to the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated events through March 15, 2022, the date the financial statements were issued and determined that there were no material events that would require adjustment or disclosure in the Company's financial statements.

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Chicago Advisors, Inc.

We have reviewed management's statements, included in the accompanying First Chicago Advisors, Inc. Exemption Report, in which (1) First Chicago Advisors, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because First Chicago Advisors, Inc. limits its business activities exclusively to private placement of securities and merger and acquisition advisory service and The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3 throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5



AJSH & Co LLP

New Delhi, India
March 21, 2022

